Mail Stop 3561

February 5, 2010

Kenneth R. Pinckard
Chief Financial Officer
Studio One Media, Inc.
7650 E. Evans Rd., Suite C
Scottsdale, AZ 85260

      Re: Studio One Media, Inc.
             File No. 001-10196
             Form 10-KSB: For the fiscal year ended June 30, 2008
             Form 10-Q: For the quarterly period ended December 31, 2008
             Form 10-Q: For the quarterly period ended March 31, 2009
             Form 10-K: For the fiscal year ended June 30, 2009

Dear Mr. Pinckard:

      We have completed our review of your Form 10-KSB for the fiscal year ended June 30, 2008, Form 10-K for the fiscal year ended June 30, 2009, and your related filings and have no further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief